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                                                                  EXHIBIT (a)(8)


[United Dominion Letterhead]


CONTACT--
 Media - Nancy Spurlock (704) 347-6838                     FOR IMMEDIATE RELEASE
 Analysts - Michael Morgan (704) 347-6529


                        UNITED DOMINION TO ACQUIRE TWO
              LEADING INDUSTRIAL MANUFACTURERS FOR $770 MILLION

     CHARLOTTE, NC (June 26, 1997) -- United Dominion Industries Ltd. (NYSE,
TSE: UDI) today announced definitive agreements to acquire all the outstanding stock of Core Industries, Inc. (NYSE: CRI) and Imo Industries Inc. (NYSE: IMD). The consideration for the two transactions totals approximately $770 million, and both transactions have the approval of the respective boards of directors.

     William R. Holland, chairman and chief executive officer of United Dominion, said these acquisitions complete United Dominion's transformation to a top-tier company focused solely on the manufacture of proprietary engineered products for worldwide industrial markets.

     "The two transactions represent a milestone in our efforts to reshape United Dominion's business mix and enhance margins and profitability,"
Mr. Holland said. "Both acquisitions meet our criteria in all respects. They add leading industrial products to our business mix, vastly expand our current product offerings and provide us with numerous opportunities for expansion domestically and internationally."

     Recently, United Dominion announced the divestiture of business units in its Building Products Segment, including Varco-Pruden, Windsor Door, and its 50 percent interest in Centria. These

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divestitures accounted for approximately $455 million of United Dominion's 1996 sales. The new acquisitions are expected to provide additional annual revenues of approximately $750 million on a pro forma basis.

     "Together with the expenditures for Flair Corporation in 1995, product line acquisitions and these two transactions, we will have invested roughly the $1 billion in engineered, manufactured products that we anticipated during our Vision '99 strategic planning period," Mr. Holland said.

     Core Industries produces specialized industrial products in three segments; fluid control; test, measurement and control; and farm equipment.
Its products include Mueller strainers and check valves, FEBCO water backflow prevention valves, Amprobe electrical test and refrigerant recovery instruments, GSE/Air Gage fastening tools and gauging systems, and Sunflower and Feterl/Richardton farm equipment. Headquartered in Bloomfield Hills, Mich., the company has 1,800 employees at 18 locations.

     Imo Industries is a global manufacturer of pumps, power transmission equipment, fluid sensors, motion control products and automotive components for niche industrial markets. The company derives approximately 45 percent of its revenues from international operations. Imo's businesses include Boston Gear, a leading manufacturer of speed reducers and gears for the power transmission industry; Imo Pump, the largest worldwide manufacturer of rotary screw pumps; and Gems sensors, a leading manufacturer of liquid sensing, measurement and control instruments; Morse Controls, a leading producer of remote control systems for marine and industrial vehicle applications; and Roltra-Morse, a manufacturer of automobile components, primarily in the Italian market. Headquartered in Lawrenceville, N.J., the company has 3,700 employees worldwide at 30 locations in the U.S., Europe and Asia.

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     Through a newly formed subsidiary, United Dominion will begin a tender offer on or before July 3 for Imo's approximately 17.4 million common shares (fully diluted) at a price of $6 per share. Simultaneously, United Dominion will tender Imo's $155 million 11 3/4 percent subordinated debentures due 2006 at 120 percent of outstanding principal. Including the assumption of Imo's other debt and closing expenses, total value of the transaction will be approximately $440 million.

     Similar arrangements will be made through another newly formed United Dominion subsidiary to purchase Core Industries' 11.1 million common shares (fully diluted) at a price of $25 per share. This transaction will total approximately $330 million including assumed debt and closing expenses.

     United Dominion also said that Core has agreed to pay United Dominion a $10 million termination fee and that Imo has agreed to pay United Dominion an $8 million termination fee, both subject to certain circumstances.

     The Core offer is subject to the tender of a majority of the outstanding shares and certain other conditions including the expiration or termination of the waiting periods under the Hart-Scott-Rodino Antitrust Improvement Act of 1976. In the case of Imo, the offer is subject to the tender of a majority of the principal amount of $155 million of subordinated debentures and more than 80 percent of the outstanding shares and certain other conditions including the expiration or termination of the waiting periods under the Hart-Scott-Rodino Antitrust Improvement Act of 1976. The tender offers will be followed by a merger in which each remaining share will be converted into the right to receive the cash price per share paid in the offer. The stock tender offers will be made only through offering documents, which will be filed promptly with the Securities and Exchange Commission and mailed to Core and Imo stockholders respectively.

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     After completing these transactions, United Dominion, a diversified manufacturer of industrial and commercial products will have revenues of approximately $2.4 billion and employ approximately 14,100 people at 92 locations in 18 countries.

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NOTE TO EDITORS: IMO Industries has locations in Stockholm, Sweden; Monroe,
Louisburg, and Charlotte, N.C.; Columbia, Ky.; Warren, Mass.; Florence, Ky.; Trenton, N.J.; Quincy, Mass.; York, Pa.; Plainville, Conn.; Basingstoke and Basildon, England; Wetzikon, Switzerland; Hudson, Ohio; New Orleans, La.; Sydney, Australia; Sarasota, Fla.; Heiligenhaus, Germany; Yokohama, Japan; Singapore; Paris, France; Turin, Pisa, Altare, Isernia and Cassino, Italy; and Sosnowiec, Poland.

Core Industries has locations in St. Pauls and Lumberton, N.C.; Fresno, Calif.; Houston, Tex.; Singapore; Lynbrook, N.Y.; Farmington Hills, Bridgeport and Livonia, Mich.; Denver, Colo.; Salem, S.D.; Richardton, N.D.; and Beloit and Cawker City, Kan.